

August 18, 2025

Eldar Cegla
Chief Financial Officer
Innoviz Technologies Ltd.
Innoviz Technologies Campus,
5 Uri Ariav St., Bldg. C, Nitzba 300
Rosh HaAin, Israel

> **Re: Innoviz Technologies Ltd.**
> **Registration Statement on Form F-3**
> **Filed August 13, 2025**
> **File No. 333-289554**

Dear Eldar Cegla:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ryan J. Lynch